March 29, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youdao, Inc. Form 20-F for the Year Ended December 31, 2020 Filed April 28, 2021 Form 6-K Furnished to the U.S. Securities & Exchange Commission on August 19, 2021 File No. 001-39087

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Amy Geddes and Lyn Shenk:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated February 1, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Correspondence dated October 22, 2021

Item 3, Key Information, page 1

1.       We note your proposed disclosure in response to comment 4 that the VIE structure is "designed to replicate substantially the same economic benefits as would be provided by direct ownership." We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating direct ownership. Please revise accordingly.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on page 1 of the 2020 Annual Report in its 2021 Annual Report as follows:

This structure allows us to exercise effective control over the VIEs, and ~~is designed to replicate substantially the same economic benefits as would be provided by direct ownership~~ be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies.

2.       We note your proposed disclosure in response to comments 4 and 7. Any references to control that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Provide a cross-reference to the specific risk factor discussing the risks facing the company as a result of this structure, as opposed to the risk factor section as a whole.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the proposed disclosure on page 1 of the 2020 Annual Report in its 2021 Annual Report as follows:

This structure allows us to exercise effective control over the VIEs~~, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership.~~ and be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies.

As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC.1 If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.” for detailed discussion.

The Company also intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report:

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the

1 Note to the Staff: the Company respectfully advises the Staff that to the best knowledge of the Company, its directors and management, the VIE agreements have not been tested in a court of law in the PRC as of the date of this submission. The Company will re-confirm this statement as of the date of the 2021 Annual Report.

VIEs. Youdao Information controls Youdao Computer, one of the VIEs in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to exercise effective control over the VIEs and be considered the primary beneficiary of the VIEs, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP, such control ~~through these contractual arrangements~~ may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of our VIEs, see “—3.D. Risk Factor—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

3.       We note your proposed disclosure in response to comment 4. We note your acknowledgement of the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti- monopoly concerns, however, you have not disclosed whether and how they have or will impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response

In response to the Staff’s Comments, the Company intends to further revise the risk factor under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” of the 2020 Annual Report in its 2021 Annual Report as follows:

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or our VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply; or

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education (the “Academic AST Institutions”) are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students of grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students of grade ten to twelve will be implemented by reference to the Alleviating Burden Opinion.

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as terminating and disposing of our tutoring services on academic subjects for students in compulsory education. We may take further necessary measures to comply with the current and future PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The Company also intends to revise the risk factor under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” of the 2020 Annual Report in its 2021 Annual Report as follows:

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the

PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, ~~the recently issued~~ we conduct our business primarily through our PRC subsidiaries and our VIEs in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

~~As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us. For example, it was reported that the CSRC may issue new rules requiring China-based companies to seek approval before going public outside of China, including in the U.S. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processing operator,” who has personal information of more than one million users and is seeking to list its securities on a foreign stock exchange, must apply to the relevant cybersecurity review office for a cybersecurity review. As such revised draft Cybersecurity Review Measures have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.~~

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. [[As of the date of this annual report], the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.]

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures. Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or ~~to maintain~~ maintenance of the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Company also intends to revise the risk factor under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.” of the 2020 Annual Report in its 2021 Annual Report as follows:

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the ~~Cybersecurity~~ PRC Cyber Security Law ~~of the PRC~~ became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices~~. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner~~. Further, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections recently. ~~We have been taking and will continue to take reasonable measures to comply with such announcement, provisions and inspection requirements; however, as the announcement and provisions are relatively new, and no related implementation rules have yet been promulgated, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner.~~

~~On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021~~ In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which ~~will come into effect~~ has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

~~Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. [As of the date of this annual report], no official guidance or related implementation rules have been issued in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to~~

~~pursue an offering of securities overseas or to maintain the listing status of our ADSs on the NYSE. See also “–The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”~~

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company, here and in the risk factor you reference in response to comment 12.

In response to the Staff’s Comments, the Company intends to replace risk factors of “Item 3. Key Information—3.D. Risk Factor— Risks Related to Doing Business in China—The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection” and “—The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs” of the 2020 Annual Report in its 2021 Annual Report with the following risk factors:

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S. there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares or ADSs will develop outside of the U.S.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

There are, however, certain differences between the AHFCA Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. However, in the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

The Company also intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report as follows:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the ~~HFCA Act~~HFCAA, was enacted on December 18, 2020. The ~~HFCA Act~~HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection ~~by~~for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the ~~United States.~~ U.S. Accordingly, under the current law this could happen in 2024. On

December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. ~~The~~Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the ~~HFCA Act~~HFCAA, see “Item 3. Key Information – D. Risk Factors –~~The recent enactment of~~ Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the ~~SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in~~ HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of ~~the~~our ADSs~~.~~, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

4.       We note your proposed disclosure in response to comment 7. Please also provide this disclosure under "Key Information," including any diagram of your organizational structure.

Response

In response to the Staff’s Comments, the Company will move proposed disclosure in response to comment 7 of the Staff’s comment letter dated September 23, 2021 (the “First Comment Letter”) under "Item 3. Key Information," including the diagram of its organizational structure.

Also, please add disclosure regarding the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s Comments, the Company intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report:

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the VIEs. Youdao Information controls Youdao Computer, one of the VIEs in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. There are also uncertainties regarding the status of the rights of the Youdao Inc., our Cayman Islands holding company with respect to our contractual arrangements with the VIE, our founders and shareholders. For details, see “—3.D. Risk Factor—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws,” and “—3.D. Risk Factor—Risks Related to Our Corporate Structure— Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

In response to the Staff’s comments, the Company also intends to revise the risk factor under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.” of the 2020 Annual Report in its 2021 Annual Report as follows:

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. There are also uncertainties regarding the status of the rights of the Youdao Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIE, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

5.       We note your proposed disclosure in response to comment 9. Please also provide this disclosure under "Key Information."

Response

In response to the Staff’s Comments, the Company will move proposed disclosure in response to comment 9 of the First Comment Letter under "Item 3. Key Information."

Also, revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s Comments, the Company intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report:

Material Licenses and Permits

Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry-Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.” If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For example, we may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. Failures to obtain or update such license may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.”

6.       We note your proposed disclosure in response to comment 10. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to the Staff’s Comments, the Company intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report:

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

Item 3D. Risk Factors, page 1

7.       We note your proposed disclosure in response to comment 3. Please update your response to acknowledge and address that new rules will go into effect on February 15 that require internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas. Elaborate upon whether and how these rules impact you and your operations.

Response

In response to the Staff’s comments, the Company intends to further revise the risk factors under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” and “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.” of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s responses to the Comment 3 above.

The Company also intends to revise the proposed disclosure on page 48 of the 2020 Annual Report in its 2021 Annual Report as follows:

Recent Regulatory Development

~~Draft~~ Revised Cybersecurity Measures

On ~~July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of~~ January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures ~~for public comments, which require that, in addition to “operator of~~ promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure~~,” any “data processing~~  operator~~”~~ purchasing network products and services, and platform operators carrying out data processing activities ~~that~~, which affect or may affect national security ~~and any “operator of critical information infrastructure” or “data processing operator” which has personal information of~~, shall apply for cybersecurity review and that a platform operator with more than one million users ~~and is going to be listed abroad should also be subject to a~~’ personal information aiming to list abroad must apply for cybersecurity review. ~~As advised by our PRC legal counsel, the draft measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they~~

~~will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.~~

Under the Revised Cybersecurity Review Measures, we ~~In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we~~ face potential risks if we are deemed as a “critical information infrastructure operator” or “~~data processing~~ platform operator” under the PRC cybersecurity laws and regulations ~~once the draft measures take effect~~, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

General

8.       We note your response to comment 13 and your Form 6-K furnished on September 30, 2021. Please revise your disclosure to update investors on the status of your divestment of your Academic AST Business and/or whether you have complied with the requirement to re-register as a non-profit, as you were obligated to do by the end of 2021. Discuss the ramifications of failing to do so.

Response

The Company respectfully advises the Staff that as part of its efforts to fully comply with new regulatory requirements issued by the PRC government in the second half of 2021, the Company has ceased to provide after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”) by the end of 2021. As disclosed in its Form 6-K dated September 30, 2021 and its responses to the First Comment Letter, the Company planned to dispose of its Academic AST Business to a buyer (the “Proposed Disposal”). In February 2022, the Company completed the Proposed Disposal. Upon the completion of the Proposal Disposal, the historical financial results of the Company’s Academic AST Business have been reflected as discontinued operations in the Company’s audited consolidated financial statements for the relevant historical periods, which will be included in the Company’s 2021 Annual Report.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Annual Report on Form 20-F and Form 6-K, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP